Exhibit 99.1

Yunji Announces First Quarter 2019 Unaudited Financial Results

Hangzhou, CHINA, June 4, 2019 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 20191.

First Quarter 2019 Highlights

•	GMV2 in the first quarter of 2019 increased by 93.7% year over year to RMB6.8 billion (US$1.0 billion) from RMB3.5 billion in the same period of 2018.

•	Total revenues in the first quarter of 2019 increased by 53.2% year over year to RMB3,385.6 million (US$502.8 million) from RMB2,209.7 million in the same period of 2018.

•	Transacting members3 in the twelve months ended March 31, 2019, increased by 153.3% year over year to 7.1 million from 2.8 million in the twelve months ended March 31, 2018.

•	Cumulative members4 as of March 31, 2019, increased by 22.4% to 9.0 million from 7.4 million as of December 31, 2018.

“Our strong growth in the first quarter of 2019 further validates our business model and demonstrates our successful track record,” said Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji. “Our GMV increased by 93.7% year over year during the quarter, mostly driven by the growth of our membership base, implementation of a new marketplace business model, and innovations to our supply chain network. In addition, we enhanced our user value proposition by leveraging our proprietary data and improving our product curation capabilities. All of these efforts should continue to drive future growth. ”

“Our success in expanding the number of in-demand products on our platform was shown by the 53.2% year-over-over increase in revenues as well as improvements to both income from operations and net income. Additionally, our GMV growth exceeded our revenue growth as many brands increasingly opted into our marketplace business model, which recognizes revenue on a net basis. We also significantly improved our profitability by shifting our product mix towards private label and emerging brand products, both of which have higher margins. Meanwhile, our new marketplace business model has helped to reduce our working capital needs. Moving forward, we will continue to leverage our strong cash position and economies of scale to drive profitability,” said Mr. Chen Chen, Chief Financial Officer of Yunji.

First Quarter 2019 Unaudited Financial Results

Total revenues increased by 53.2% to RMB3,385.6 million (US$502.8 million) from RMB2,209.7 million in the same period of 2018. This increase was primarily due to an increase in revenues from sales of merchandise, net, which was partially offset by a decrease in revenues from membership program.

•

Revenues from sales of merchandise, net increased by 60.8% to RMB3,220.2 million (US$478.2 million) from RMB2,002.2 million in the same period of 2018, as the number of orders fulfilled grew from 25.1 million in the first quarter of 2018 to 40.0 million in the first quarter of 2019, while the number of buyers decreased slightly from 7.9 million in the first quarter of 2018 to 7.3 million in the first quarter of 2019.

•

Revenues from membership program decreased by 21.7% to RMB156.6 million (US$23.3 million) from RMB200.0 million in the same period of 2018, as a result of the Company’s business expansion to allow individuals that meet certain requirements to become members without purchasing a membership package.

•	Other revenues increased by 16.0% to RMB8.8 million (US$1.3 million) from RMB7.6 million in the same period of 2018.

Total costs of revenues increased by 46.3% to RMB2,731.0 million (US$405.6 million), or 80.7% of total revenues, from RMB1,867.1 million, or 84.5% of total revenues, in the same period of 2018. Such increase was mainly attributable to the increase in the sales of merchandise.

Total operating expenses were RMB654.4 million (US$97.2 million), compared with RMB420.4 million in the same period of 2018.

•

Fulfillment expenses increased by 32.6% to RMB270.6 million (US$40.2 million), or 8.0% of total revenues, from RMB204.1 million, or 9.2% of total revenues, in the same period of 2018. This increase was mainly attributable to the higher sales volume that resulted in (i) an increase in warehousing and logistics expenses, (ii) an increase in third-party payment transaction fees, and (iii) an increase in personnel costs, caused by an increased number of fulfillment employees. Fulfillment expenses as a percentage of total revenues decreased mainly due to enhanced logistics and operations efficiency.

•

Sales and marketing expenses increased by 58.1% to RMB263.2 million (US$39.1 million), or 7.8% of total revenues, from RMB166.5 million, or 7.5% of total revenues, in the same period of 2018. This was mainly due to (i) an increase in member management fees, caused by an increased membership base, and (ii) increased brand and business promotional activities.

•

Technology and content expenses increased by 222.6% to RMB58.7 million (US$8.7 million), or 1.7% of total revenues, from RMB18.2 million, or 0.8% of total revenues, in the same period of 2018. This was mainly due to (i) an increase in personnel costs, caused by an increased number of research and development personnel, and (ii) increased costs of servers, caused by higher user traffic.

•

General and administrative expenses increased by 95.3% to RMB61.9 million (US$9.2 million), or 1.8% of total revenues, from RMB31.7 million, or 1.4% of total revenues, in the same period of 2018. This was mainly due to (i) an increase in personnel costs, caused by an increased number of general and administrative employees, and (ii) increased share-based compensation expenses.

Income from operations was RMB0.2 million (US$0.03 million), compared with loss from operations of RMB77.8 million in the same period of 2018.

Net income was RMB16.9 million (US$2.5 million), compared with net loss of RMB81.7 million in the same period of 2018.

Adjusted net income5 was RMB43.1 million (US$6.4 million), compared with adjusted net loss of RMB70.1 million in the same period of 2018.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.95 (US$0.14), compared with RMB0.86 in the same period of 2018.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Tuesday, June 4, 2019, at 7:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

Dial-in numbers for the live conference call are as follows:

United States Toll Free	+1-866-519-4004
International	+65-6713-5090
China Domestic	400-620-8038
Hong Kong	+852-3018-6771
Passcode:	7246569

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	7246569

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Jack Wang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,519,146	1,068,873	158,740
Restricted cash	46,100	51,100	7,589
Short-term investments	1,099,394	1,198,487	177,989
Accounts receivable, net	7,436	8,328	1,237
Advance to suppliers	48,516	53,347	7,923
Inventories, net	675,543	587,847	87,302
Amounts due from related parties	377	1,746	259
Prepaid expenses and other current assets	410,439	437,259	64,937

Total current assets	3,806,951	3,406,987	505,976

Non-current assets
Property and equipment, net	36,954	35,444	5,264
Long-term investments	16,999	20,689	3,073
Deferred tax assets	56,640	52,779	7,838
Operating lease right-of-use assets, net[6]	—	34,399	5,109
Other non-current assets	1,255	4,509	669

Total non-current assets	111,848	147,820	21,953

Total assets	3,918,799	3,554,807	527,929

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	March 31, 2019
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Current Liabilities
Accounts payable	1,432,274	1,118,984	166,183
Deferred revenue	546,975	408,847	60,718
Incentive payables to members	421,945	427,990	63,561
Refund payable to members	396,024	395,258	58,700
Member management fees payable	108,384	99,610	14,793
Other payable and accrued liabilities	197,962	225,674	33,515
Amounts due to related parties	11,445	14,044	2,086
Operating lease liabilities - current[6]	—	13,192	1,959

Total current liabilities	3,115,009	2,703,599	401,515
Non-current liabilities
Operating lease liabilities[6]	—	21,599	3,208
Deferred tax liabilities	197	111	16

Total non-current liabilities	197	21,710	3,224

Total Liabilities	3,115,206	2,725,309	404,739

Mezzanine equity	4,914,048	6,030,035	895,528

Shareholders’ deficits
Ordinary Shares	36	36	5
Statutory reserve	8,504	8,504	1,263
Accumulated other comprehensive income	55,565	37,616	5,586
Accumulated deficits	(4,180,922)	(5,255,922)	(780,563)

Total Yunji Inc. shareholders’ deficits	(4,116,817)	(5,209,766)	(773,709)

Non-controlling interests	6,362	9,229	1,371

Total shareholders’ deficit	(4,110,455)	(5,200,537)	(772,338)

Total liabilities, mezzanine equity and shareholders’ deficit	3,918,799	3,554,807	527,929

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2018	March 31, 2019
	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2,002,161	3,220,175	478,232
Membership program revenue	200,012	156,615	23,259
Other revenues	7,555	8,765	1,302
Total revenues	2,209,728	3,385,555	502,793

Operating cost and expenses:
Cost of revenues	(1,867,095)	(2,731,037)	(405,590)
Fulfilment	(204,069)	(270,611)	(40,189)
Sales and marketing	(166,496)	(263,181)	(39,085)
Technology and content	(18,189)	(58,679)	(8,714)
General and administrative	(31,686)	(61,879)	(9,190)
Total operating cost and expenses	(2,287,535)	(3,385,387)	(502,768)
(Loss)/income from operations	(77,807)	168	25
Financial income, net	8,001	14,921	2,216
Foreign exchange loss, net	(21,756)	(5,262)	(781)
Other income, net	35	10,560	1,568
(Loss)/income before income tax expense, and equity in income/(loss) of affiliates, net of tax	(91,527)	20,387	3,028
Income tax benefit/(expense)	9,789	(2,265)	(336)
Equity in income/(loss) of affiliates, net of tax	86	(1,260)	(188)
Net (loss)/income	(81,652)	16,862	2,504
Less: net income attributable to non- controlling interests shareholders	—	(2,117)	(314)
Net (loss)/income attributable to YUNJI INC.	(81,652)	14,745	2,190

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2018	March 31, 2019
	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(899,183)	(1,115,988)	(165,737)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	(60,796)	—	—
Deemed dividend from preferred shareholders	107	—	—
Net loss attributable to ordinary shareholders	(1,041,524)	(1,101,243)	(163,547)
Net (loss)/income	(81,652)	16,862	2,504
Other comprehensive loss
Foreign currency translation adjustment	(704)	(17,949)	(2,666)
Total comprehensive loss	(82,356)	(1,087)	(162)
Less: total comprehensive income attributable to non-controlling interests shareholders	—	(2,117)	(314)
Total comprehensive loss attributable to YUNJI INC.	(82,356)	(3,204)	(476)
Net loss attributable to ordinary shareholders	(1,041,524)	(1,101,243)	(163,547)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,207,108,889	1,154,000,000	1,154,000,000
Net loss per share attributable to ordinary shareholders
Basic	(0.86)	(0.95)	(0.14)
Diluted	(0.86)	(0.95)	(0.14)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2018	March 31, 2019
	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	564	2,940	437
General and administrative	8,918	19,403	2882
Fulfillment	1,272	2,575	382
Sales and marketing	825	1,324	197
Total	11,579	26,242	3,898

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2018	March 31, 2019
	RMB	RMB	US$
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income:
Net (loss)/income	(81,652)	16,862	2,504
Add: Share-based compensation	11,579	26,242	3,898
Adjusted net (loss)/income	(70,073)	43,104	6,402

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7335 to US$1.00, the exchange rate in effect as of the end of March 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders paid and shipped for merchandise sold on Yunji’s platform, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.	“Member” refers to an individual who registers an account on Yunji app and satisfies certain requirements such as purchasing a membership package.
5.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

6.

On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the additional transition method. No cumulative effect adjustment to the opening balance of retained earnings was required.